

November 18, 2010

Mr. W. Derek Aylesworth
Chief Financial Officer
205 5th Ave. S.W., Suite 2200
Calgary, Alberta T2P 2V7

> **Re: Baytex Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 6-K**
> **Filed March 19, 2010**
> **Form 40-F/A for Fiscal Year Ended December 31, 2009**
> **Filed November 12, 2010**
> **File No. 1-32754**

Dear Mr. Aylesworth:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief